SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     for the period ended 11 February, 2008


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


February 11, 2008

                     CHAIRMAN AND CEO OF UNITED TECHNOLOGIES
                          CORPORATION TO JOIN BP BOARD


The board of BP announced today that it has appointed Mr George David as a non-executive director of BP p.l.c. with immediate effect.

Mr David is the chairman and chief executive officer of United Technologies Corporation, a company which he joined in 1975. United Technologies Corporation provides high technology products and services to the building systems and aerospace industries worldwide. He is also a non-executive director of Citigroup.

Notes to editors:

     - George David is chairman and chief executive officer of United Technologies Corporation. He was elected UTC's president in 1992 and chief executive officer in 1994. He joined UTC's Otis Elevator subsidiary in 1975 and became its president in 1986.


He received his BA from Harvard and MBA from the University of Virginia.

He is a board member of Citigroup and a member of The Business Council and the Business Roundtable. He has chaired the boards of the Graduate Business School at the University of Virginia, the National Minority Supplier Development Council, the US-ASEAN Business Council, the TransAtlantic Business Dialogue and the Wadsworth Atheneum Museum of Fine Arts.

He was awarded in 1999 the Order of Friendship from the Russian Federation for contributions to that nation's economy and especially its aerospace industry. In 2002, France named him to its Legion of Honor.

Further information:

BP press office: +44 (0)20 7496 4076#


                                    - ENDS -


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  11 February, 2008                      /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary